Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We hereby consent to the inclusion of our report dated September 28, 2023 to the Registration Statement on Form F- 1/A of NewGenIvf Group Limited, relating to the audit of the consolidated balance sheets of NewGenIvf Limited and its subsidiaries (collectively the “Company”) as of December 31, 2022 and 2021, and the related consolidated statements of operations and comprehensive loss, changes in shareholders’ deficit, and cash flows in each of the years for the two- year period ended December 31, 2022, and the related notes (collectively referred to as the financial statements) included herein.

We also consent to the reference of WWC, P.C. as an independent registered public accounting firm, as experts in matters of accounting and auditing.

/s/ WWC, P.C.
San Mateo, California	WWC, P.C.
May 20, 2025	Certified Public Accountants
PCAOB ID No. 1171